Exhibit 99.2

Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 18, 2017

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the 2017 Annual General Meeting of Shareholders of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) will be held at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda SN02, at 9:00 a.m. (local time) on Thursday, May 18, 2017. The 2017 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2017 Annual Meeting”) will be held for the following purposes:

1.	To approve the election of Messrs. David M. Nurek, Iain Brown and Robert D. Pedersen as our Class III directors;

2.	To approve our annual audited financial statements for the fiscal year ended December 31, 2016, a copy of which is included in the enclosed 2016 Annual Report to Shareholders and will be laid before our shareholders at the 2017 Annual Meeting;

3.	To approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2017 and the authorization for our Board of Directors, acting through our Audit Committee to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2017; and

4.	To transact such other business as may properly be brought before the 2017 Annual Meeting (including any postponement or adjournment(s) thereof).

The close of business on April 3, 2017 has been fixed as the record date for determining the shareholders of record entitled to notice of and to vote at the 2017 Annual Meeting (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2017 Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2017 Annual Meeting may be assured, please promptly complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2017 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting to be held on May 18, 2017. The Company’s proxy materials for the 2017 Annual Meeting, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2016 Annual Report to Shareholders, are available at www.textainer.com.

By Order of the Board of Directors,

Adam Hopkin

Secretary

Hamilton, Bermuda

April 17, 2017

PROXY STATEMENT

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 18, 2017

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2017 Annual General Meeting of Shareholders to be held at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda SN02, at 9:00 a.m. (local time) on Thursday, May 18, 2017, including any postponement or adjournment(s) thereof (the “2017 Annual Meeting”). The 2017 Annual Meeting will be held for the purposes set forth in the accompanying Notice of 2017 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice of 2017 Annual General Meeting of Shareholders, the accompanying form of proxy card and our 2016 Annual Report to Shareholders are being first mailed to shareholders on or about April 17, 2017. These proxy materials are also available for viewing at www.textainer.com.

The close of business on April 3, 2017 has been fixed as the record date for determining the shareholders of record (“Shareholders”) of our common shares, $0.01 par value per share (“Common Shares”) entitled to notice of and to vote at the 2017 Annual Meeting (including any postponement or adjournment(s) thereof). As of March 29, 2017, there were 56,794,309 Common Shares issued and outstanding. Common Shares are our only class of equity securities issued and outstanding and entitled to vote at the 2017 Annual Meeting. Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2017 Annual Meeting for each Common Share held by such Shareholder.

At the 2017 Annual Meeting, two or more persons present in person at the start of the 2017 Annual Meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2017 Annual Meeting.

At the 2017 Annual Meeting, Shareholders will receive the report of KPMG LLP, our independent auditors, and may be asked to consider and take action with respect to such other matters as may properly come before the 2017 Annual Meeting.

Adoption of each proposal set forth in the accompanying Notice of 2017 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement requires the affirmative vote of a majority of the votes cast at the 2017 Annual Meeting.

In this Proxy Statement, unless otherwise specified, all monetary amounts are in U.S. dollars.

SOLICITATION AND REVOCATION

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS. OUR BOARD OF DIRECTORS HAS DESIGNATED THE PERSON(S) NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each such person designated as a proxy serves as a director and/or executive officer of the Company.

Each Common Share represented by a properly executed proxy that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2017 Annual Meeting. If no instructions are provided in a properly executed proxy, it will be voted FOR the approval of the election of each of the nominees identified in this Proxy Statement as a Class III director of the Company (Proposal One), and FOR the approval of each of Proposals Two and Three. Any Shareholder who executes a proxy may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2017 Annual Meeting. Attendance at the 2017 Annual Meeting by a Shareholder who has executed and delivered a proxy to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee prior to the 2017 Annual Meeting.

If within half an hour from the time appointed for the 2017 Annual Meeting a quorum is not present, then the 2017 Annual Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine. Unless the 2017 Annual Meeting is adjourned to a specific date, place and time announced at the 2017 Annual Meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned 2017 Annual Meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with the Company’s bye-laws as currently in effect.

We will bear the cost of solicitation of proxies. We have not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares. Upon request, we will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the 2017 Annual Meeting to the beneficial owners of Common Shares which such persons hold of record.

Page

BENEFICIAL OWNERSHIP OF COMMON SHARES BY MAJOR SHAREHOLDERS AND MANAGEMENT	4

PROPOSAL ONE—APPROVAL OF THE ELECTION OF OUR CLASS III DIRECTORS	6

Directors and Senior Management	6

Board Practices	9

Board and Committee Meetings	11

Director and Senior Management Compensation	11

Vote Required	11

PROPOSAL TWO—APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016	12

Vote Required	12

PROPOSAL THREE—APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017	13

Independent Auditors Fees and Services	13

Vote Required	13

OTHER MATTERS	14

BENEFICIAL OWNERSHIP OF COMMON SHARES

BY MAJOR SHAREHOLDERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our Common Shares as of March 29, 2017 by:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding Common Shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

For the purposes of the following table, beneficial ownership of our Common Shares is determined in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”) and generally includes any Common Shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our Common Shares is based on 56,794,309 Common Shares issued and outstanding on March 29, 2017. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our Common Shares held by major shareholders are the same as the voting rights of Common Shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of Common Shares Beneficially Owned
Holders	Shares(1)	%(2)
5% or More Shareholders
Halco Holdings Inc.(3)	27,278,802	48.0%
Trencor Limited(3)	27,278,802	48.0%
Isam K. Kabbani(4)	3,288,070	5.8%

Directors and Executive Officers
Philip K. Brewer(5)	507,165	*
Dudley R. Cottingham(6)	13,562	*
John A. Maccarone(7)	1,491,047	2.6%
James E. McQueen(8)	27,289,364	48.1%
David M. Nurek(9)	27,289,364	48.1%
Hyman Shwiel	15,562	*
Iain Brown(10)	27,280,202	48.0%
Robert D. Pedersen	409,133	*
Hilliard C. Terry, III	141,908	*
Olivier Ghesquiere	58,400	*
Current directors and executive officers (10 persons) as a group	29,938,103	52.7%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common Shares beneficially owned include the following share options and restricted share units:

	Grant Date
	October 9, 2007	November 18, 2009	November 18, 2010	November 16, 2011	January 20, 2012	November 14, 2012	November 14, 2013	November 19, 2014	November 12, 2015	May 19, 2016	May 19, 2016	November 30, 2016
Share options

Exercise price	$16.50	$16.97	$28.26	$28.54	$31.34	$28.05	$38.36	$34.14	$14.17	N/A	$12.23	$9.70

Expiration date	October 8, 2017	November 17, 2019	November 17, 2020	November 15, 2021	January 19, 2022	November 14, 2022	November 14, 2023	November 19, 2024	November 12, 2025	N/A	May 19, 2026	November 30, 2026

Philip K. Brewer	16,802	22,350	15,000	30,000	—	32,000	36,000	38,520	45,291	—	—	54,349
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	—	—	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	—	—	—
James E. McQueen	—	—	—	—	—	—	—	—	—	—	—	—
David M. Nurek	—	—	—	—	—	—	—	—	—	—	—	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—	—	—	—
Robert D. Pedersen	—	—	7,500	16,500	—	23,000	26,000	27,820	32,710	—	—	39,252
Hilliard C. Terry, III	—	—	—	—	10,000	11,000	12,500	13,375	15,726	—	—	19,265
Olivier Ghesquiere	—	—	—	—	—	—	—	—	—	—	10,000	19,200

Restricted share units

Philip K. Brewer	—	—	—	—	—	—	9,000	19,260	33,968	—	—	54,349
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	3,270	—	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	3,270	—	—
James E. McQueen	—	—	—	—	—	—	—	—	—	3,270	—	—
David M. Nurek	—	—	—	—	—	—	—	—	—	3,270	—	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—	3,270	—	—
Robert D. Pedersen	—	—	—	—	—	—	6,500	13,910	24,532	—	—	39,252
Hilliard C. Terry, III	—	—	—	—	—	—	3,125	6,687	11,794	—	—	19,265
Olivier Ghesquiere	—	—	—	—	—	—	—	—	—	—	10,000	19,200

(2)	Percentage ownership is based on 56,794,309 shares outstanding as of March 29, 2017.

(3)	Includes 27,278,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly-owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. McQueen and Mr. Nurek, both are members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor. Mr. McQueen and Mr. Brown are members of the board of directors of Halco.

(4)	Includes 3,280,778 shares held by Delmas Inv. Holding S.A, an affiliate of Mr. Kabbani and 7,292 shares held by Mr. Kabbani.

(5)	Includes 88,493 shares held by the Philip Brewer 2009 Trust and 11,783 shares held by a joint account of Mr. Brewer and Dr. Choi Yue Victoria Woo.

(6)	Includes 8,080 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary and 2,212 shares held by Mr. Cottingham.

(7)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P., 280,227 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA.

(8)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. McQueen due to his position as a director of Trencor) and 7,292 shares held by Mr. McQueen. Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(9)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor) and 7,292 shares held by Mr. Nurek. Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(10)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Brown due to his position as a director of Halco), 600 shares held by the trust of IB Settlement, 100 shares held by the trust of Ryder Settlement and 700 shares held by Michelle Brown, Mr. Brown’s spouse. Mr. Brown is one of our directors and also a director of Halco. Mr. Brown disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

PROPOSAL ONE

APPROVAL OF THE ELECTION OF OUR CLASS III DIRECTORS

At the 2017 Annual Meeting, Shareholders will be asked to approve the election of each of Messrs. David M. Nurek, Iain Brown and Robert D. Pedersen as a Class III director of the Company. In accordance with our bye-laws as currently in effect, our Board of Directors is elected annually on a staggered basis, with each director holding office until the annual general meeting for the year in which such director’s term expires, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws as currently in effect provide for a classified Board of Directors, divided into three classes, which are designated as Class I, Class II and Class III. At each such annual general meeting of shareholders, directors in the class whose term expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires.

Messr. David M. Nurek and Iain Brown are currently designated Class III directors, each of whom holds office until our 2017 annual general meeting of shareholders. Messrs. Philip K. Brewer, and James E. McQueen are currently designated as Class II directors, each of whom holds office until the 2018 annual general meeting of shareholders. Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel are currently designated as Class I directors, each of whom holds office until our 2019 Annual Meeting.

The terms of the Class III directors are set to expire at the 2017 Annual Meeting. Based upon the recommendation of the Nominating and Corporate Governance Committee of our Board of Directors, our Board of Directors has nominated Messrs. David M. Nurek, Iain Brown and Robert D. Pedersen to stand for election, in each case, as a Class III director of the Company, at the 2017 Annual Meeting. Proposal One calls for a vote FOR the approval of the election of each of Messrs. David M. Nurek, Iain Brown and Robert D. Pedersen as a Class III director of the Company at the 2017 Annual Meeting. If elected at the 2017 Annual Meeting, each of Messrs. David M. Nurek, Iain Brown and Robert D. Pedersen will each serve for a three-year term expiring at our 2020 annual general meeting of shareholders, subject to his office being vacated earlier.

Biographical information relating to the directors under Proposal One is presented in this Proxy Statement below under “Directors and Senior Management—Directors.”

Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of April 1, 2017. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108, United States. The business address for each of our non-management directors is Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda.

As of March 29, 2017, our principal shareholder, Halco, beneficially owned approximately 48.0% of our issued and outstanding Common Shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the proposals to be voted on at the 2017 Annual Meeting, and may support proposals and actions with which other shareholders may disagree or which are not in such other shareholders’ interests. Halco is owned by a discretionary trust with an independent trustee in which Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries. Halco is a wholly-owned subsidiary of the Halco Trust. Trencor is a South African container public company that has been listed on the Johannesburg Stock Exchange (“JSE”) in Johannesburg, South Africa since 1955. Trencor was founded in 1929, and currently its interests are in businesses owning, leasing and managing marine cargo containers and finance related activities. In addition, the protectors of the Halco Trust are David M. Nurek, a member of our Board of Directors and the chairman of the Board of Directors of Trencor, James E. McQueen, a member of our Board of Directors and the Board of Directors of Trencor and Mr. Edwin Oblowitz, a member of the Board of Directors of Trencor. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee.

The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust. As indicated below, two of our seven directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel(1)(2)(3)	72	Chairman
Philip K. Brewer	59	Director, President and Chief Executive Officer
Iain Brown	53	Director
Dudley R. Cottingham(1)(2)(3)	65	Director
John A. Maccarone(2)(3)	72	Director
James E. McQueen(1)(4)	72	Director
David M. Nurek(2)(3)(4)	67	Director
Robert D. Pedersen(5)	57	President and Chief Executive Officer of Textainer Equipment Management Limited
Olivier Ghesquiere	50	Executive Vice President—Leasing
Hilliard C. Terry, III	47	Executive Vice President and Chief Financial Officer

(1)	Member of the Audit Committee. Messrs. Cottingham and Shwiel are voting members and Mr. McQueen is a non-voting member.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Director of Trencor, the indirect beneficiary of 48.0% of our share interest.

(5)	Robert D. Pedersen retired from his position as the President and Chief Executive of Textainer Equipment Management Limited effective March 31, 2017.

Certain biographical information about each of these individuals is set forth below.

Directors

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner with Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Philip K. Brewer was appointed President and Chief Executive Officer and to our board of directors in October 2011. Mr. Brewer served as our Executive Vice President from 2006 to October 2011, responsible for managing our capital structure and identifying new sources of finance for our company, as well as overseeing the management and coordinating the activities of our risk management and resale divisions. Mr. Brewer was Senior Vice President of our asset management group from 1999 to 2005 and Senior Vice President of our capital markets group from 1996 to 1998. Prior to joining our company in 1996, Mr. Brewer worked at Bankers Trust starting in 1990 as a Vice President and ending as a Managing Director and President of its Indonesian subsidiary. From 1989 to 1990, he was Vice President in Corporate Finance at Jardine Fleming. From 1987 to 1989, he was Capital Markets Advisor to the United States Agency for International Development in Indonesia. From 1984 to 1987, he was an associate with Drexel Burnham Lambert, an investment banking firm, in New York. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and an M.B.A. in Finance from Columbia University.

Iain Brown has been a member of our board of directors since May 2016. Mr. Brown is a director of Container Investment Services Limited and has been providing administrative services and strategic advice to owners and investors in the container leasing industry for over twenty years. He holds a Bachelor of Science in Engineering degree from the University of Cape Town, a MS in Engineering from University of Texas and an MBA in Finance from The Wharton School of the University of Pennsylvania.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges. He is a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

John A. Maccarone served as our President and Chief Executive Officer from January 1999 until October 2011 when he retired from Textainer and as a member of our board of directors since December 1993. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

James E. McQueen has been a member of our board of directors since March 2003. Mr. McQueen joined Trencor in June 1976 and has served as financial director of Trencor since April 1984. Mr. McQueen is also a director of a number of Trencor’s subsidiaries. Prior to joining Trencor, Mr. McQueen was an accountant in public practice. Mr. McQueen received a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the University of Cape Town and is a Chartered Accountant (South Africa).

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination and social and ethics committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

Executive Officers

For certain biographical information about Philip K. Brewer, see “Directors” above.

Robert D. Pedersen was appointed President and Chief Executive Officer of Textainer Equipment Management Limited, our management company, in October 2011 and retired on March 31, 2017. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Olivier Ghesquiere was appointed Executive Vice President – Leasing in January 2017 and is responsible for worldwide sales and marketing related activities and operations. Mr. Ghesquiere served as our Senior Vice President – Marketing and Sales since December 2015. Mr. Ghesquiere worked at Groupe Ermewa S.A. as Chief Operating Officer and then Chief Executive Officer from January 2009 through February 2015 where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. During that time Mr. Ghesquiere was also chairman of Eurotainer SA for which he was the Managing Director from April 2004 through December 2008 where he developed their tank container business focusing on higher value segments of the market. Mr. Ghesquiere has served as Vice Chairman and chairman of the International Tank Container Organization (ITCO) leasing committee from 2006 through 2010. Mr. Ghesquiere holds a Masters in Applied Economics from the Louvain School of Management, Belgium.

Hilliard C. Terry, III was appointed Executive Vice President and Chief Financial Officer in January 2012. Prior to joining the company, Mr. Terry served as Vice President and Treasurer at Agilent Technologies, Inc., where he worked prior to the company’s initial public offering in 1999 and subsequent spin-off from Hewlett-Packard Company (HP). He previously served as the head of Investor Relations until he was appointed Vice President and Treasurer in 2006. Before joining Agilent Technologies, Mr. Terry worked in marketing and investor relations for HP’s VeriFone subsidiary and joined VeriFone, Inc. in 1995 prior to the company’s acquisition by HP in 1997. He also held positions in investor relations with Kenetech Corporation and investment banking at Goldman, Sachs & Co. Mr. Terry currently serves on the board of directors of Umpqua Holdings Corporation, a publicly traded financial services company and on the board of its principal subsidiary, Umpqua Bank. Mr. Terry also serves on the board of trustees of the Oakland Museum of California. Mr. Terry holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from Golden Gate University.

Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal Audit Committee satisfying the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

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We do not, and are not required under Bermuda law to, maintain a Board of Directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE. Our independent directors, as determined by the Board of Directors pursuant to NYSE rules are Dudley R. Cottingham, John A. Maccarone and Hyman Shwiel.

•	We are not required by Bermuda law to hold regular meetings of the Board of Directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a Compensation Committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2015 Share Incentive Plan (the “2015 Plan”). However, our Compensation Committee is not comprised solely of independent directors, as required by NYSE standards. The members of our Compensation Committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Mr. Shwiel currently serves as the chairman of the Compensation Committee. Mr. Nurek is a director of Trencor. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence. We believe it is appropriate for non-independent directors to serve as members of our Compensation Committee as these directors have significant experience in the container manufacturing and leasing industry and either are or represent the interests of significant long term Company shareholders. We believe these factors enable the non-independent directors on our Compensation Committee to positively contribute to the committee and represent the interests of all Company shareholders.

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We have established an Audit Committee responsible (i) for advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting process, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our Audit Committee need not comply with NYSE requirements that the Audit Committee have a minimum of three members or the NYSE’s standards of director independence for domestic issuers. Our Audit Committee has three members, Messrs. Shwiel, Cottingham and McQueen. Mr. Shwiel is the chairman of the Audit Committee. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. Mr. McQueen is a director of Trencor and has no voting rights on the Audit Committee. We believe it is appropriate for non-independent directors to serve as non-voting members of our Audit Committee as these directors have significant experience in the container manufacturing and leasing industry, have significant finance and accounting experience and either are or represent the interests of significant long term Company shareholders. We believe these factors enable the non-independent directors on our Audit Committee to positively contribute to the committee and represent the interests of all Company shareholders.

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We have established a Nominating and Corporate Governance Committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our Nominating and Corporate Governance Committee has four members, Messrs. Cottingham, Maccarone, Nurek and Shwiel. Mr. Cottingham currently serves as chairman of the Nominating and Corporate Governance Committee. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has adopted a Nominating and Corporate Governance Committee charter. We believe it is appropriate for non-independent directors to serve as members of our Nominating and Corporate Governance Committee as these directors have significant experience in the container manufacturing and leasing industry and either are or represent the interests of significant long term Company shareholders. We believe these factors enable the non-independent directors on our Nominating and Corporate Governance Committee to positively contribute to the committee and represent the interests of all Company shareholders.

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Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan (the “2007 Plan”) on September 4, 2007 and our 2015 Plan, an amendment and restatement of the 2007 Plan, on May 21, 2015. Under Bermuda law, consent of the Bermuda Monetary Authority is required for the issuance of securities in certain circumstances.

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Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

Board and Committee Meetings

In 2016, our Board of Directors held four meetings and all current members of the Board attended each meeting occurring during their tenure except Mr. Cottingham, who did not attend one meeting. In 2016, our Audit Committee held eight meetings, our Compensation Committee held two meetings and our Nominating and Corporate Governance Committee held two meetings. All current committee members attended at least 75% of the applicable committee meetings except Mr. Cottingham who only attended one of each of the Nominating and Corporate Governance Committee meetings and Compensation Committee meetings.

Director and Senior Management Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended December 31, 2016 was approximately $2.1 million, which included approximately $0.2 million in bonuses and approximately $79,000 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. During 2016, our executive officers as a group were granted 10,000 and 132,066 share options, with an exercise price of $12.23 and $9.70 and an expiration date of November 19, 2026 and November 30, 2026, respectively, and 142,066 restricted share units through our 2015 Share Incentive Plan. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2016, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2015 Short Term Incentive Plan. Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2016, each of our executive officers received 25.3% of his target incentive award for targets that applied to calendar year 2015 performance with the incentive award paid in early 2016.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2016 was approximately $517,000. In addition, on May 19, 2016, our directors as a group (excluding Philip K. Brewer and Iain Brown) were granted 16,350 restricted share units. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

Vote Required

Approval of the election of each of Messrs. David M. Nurek, Iain Brown and Robert D. Pedersen as a Class III director requires the affirmative vote of a majority of the votes cast at the 2017 Annual Meeting.

The Board of Directors unanimously recommends a vote in favor of each of the Class III director nominees. The Board notes that each nominee is either a long tenured member of the Board of Directors or has significant experience in the container leasing industry, or both.

Our Board of Directors unanimously recommends a vote FOR the approval of the election of each of Messrs. David M. Nurek, Iain Brown and Robert D. Pedersen as a Class III director as set forth in Proposal One.

PROPOSAL TWO

APPROVAL OF OUR ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2016

At the 2017 Annual Meeting, Shareholders will be asked to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2016, a copy of which is included in the enclosed 2016 Annual Report to Shareholders and will be laid before the Shareholders at the 2017 Annual Meeting. Proposal Two calls for a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2016.

Vote Required

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the 2017 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2016 as set forth in Proposal Two.

PROPOSAL THREE

APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017

At the 2017 Annual Meeting, Shareholders will be asked to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2017 and the authorization for the Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2017.

Independent Auditors Fees and Services

Our Audit Committee pre-approves all services provided by KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our Audit Committee. Our Audit Committee has delegated to the chairman of the Audit Committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full Audit Committee at its next scheduled meeting.

The following is a summary of the fees billed to us by KPMG LLP for professional services rendered for the fiscal years ended December 31, 2016 and 2015:

Fee Category	2016 Fees	2015 Fees
Audit Fees	$1,531,000	$1,826,000
Audit-Related Fees	20,000	20,000
Tax Fees	15,000	5,000

Total Fees	$1,566,000	$1,851,000

Audit Fees— Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit Fees. Fees of $20,000 billed in both 2016 and 2015 relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees— Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

Vote Required

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the 2017 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2017 and the authorization for our Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2017 as set forth in Proposal Three.

OTHER MATTERS

Our Board of Directors is currently unaware of any other matters to come before the 2017 Annual Meeting other than as set forth in the accompanying Notice of 2017 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2017 Annual Meeting.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Eastern Daylight Time, on May 18, 2017.

Vote by Internet
• Go to www.investorvote.com/TGH
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
• Follow the instructions provided by the recorded message

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.
1.	Proposal to approve the election of the persons listed below, nominated by the current Board of Directors, as Class III directors of the Company:						For	Against	Abstain	+
					2.	Proposal to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2016.	☐	☐	☐
		For	Against	Abstain
	01 - David M. Nurek 02 - Iain Brown 03 - Robert D. Pedersen	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐	3.

Proposal to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2017 and the authorization for the Company’s Board of Directors, acting through the Company’s Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2017.

							☐	☐	☐
					4.	To transact such other business as may properly be brought before the 2017 Annual Meeting (including any postponement or adjournment(s) thereof).
B	Non-Voting Items
Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — TEXTAINER GROUP HOLDINGS LIMITED

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 18, 2017

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”), for use only at the Company’s 2017 Annual General Meeting of Shareholders to be held on May 18, 2017 to be held at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda SN02 at 9:00 a.m. (local time) and at any postponement or adjournment(s) thereof (the “2017 Annual Meeting”).

The undersigned, being a shareholder of the Company, hereby appoints Philip K. Brewer, President and Chief Executive Officer of the Company, as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, $0.01 par value per share of the Company, of the undersigned at the 2017 Annual Meeting, as designated on the reverse side of this Proxy Card.

This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be elected to the Board of Directors (Proposal One), FOR each of Proposals Two and Three and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2017 Annual Meeting.

The Board of Directors unanimously recommends a vote FOR each nominee identified below to be elected to the Board of Directors (Proposal One) and FOR each of Proposals Two and Three.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

SEE REVERSE SIDE